Exhibit 21

SCHEDULE OF SUBSIDIARIES

The following is a list of the registrant’s subsidiaries at February 24, 2012.

Name of Organization	State of Incorporation
West Coast Bank	Oregon

West Coast Trust Company, Inc.	Oregon

Totten Inc.	Washington

West Coast Statutory Trust III	Connecticut

West Coast Statutory Trust IV	Connecticut

West Coast Statutory Trust V	Delaware

West Coast Statutory Trust VI	Delaware

West Coast Statutory Trust VII	Delaware

West Coast Statutory Trust VIII	Delaware

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